JOHN S. MARTEN

312-609-7753

jmarten@vedderprice.com

March 25, 2008

VIA EDGAR

Ms. Patricia Williams

Division of Investment Management

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	William Blair Funds (the “Registrant” or the “Trust”)

Registration Nos. 333-17463 and 811-5344

Dear Ms. Williams:

On behalf of the Registrant, this letter is in response to the comments you relayed during our telephone conference on February 20, 2008, regarding the Registrant’s Post-Effective Amendment No. 58 to its Registration Statement on Form N-1A filed on December 14, 2007 (the “PEA”), pursuant to Rule 485(a) under the Securities Act of 1933 for the purpose of registering shares of a new series of the Trust, the William Blair Emerging Leaders Growth Fund (the “Fund”). This letter responds to your comments. As you requested, this letter is being filed via EDGAR.

1.	Investment Objective

Comment: In the “Summary” section, state whether or not the Fund’s investment objective is a fundamental policy.

Response: Item 4(a) of Form N-1A requires a fund to state, if applicable, that its investment objective may be changed without shareholder approval. The Fund’s investment objective is fundamental and may not be changed without shareholder approval. Accordingly, no disclosure has been added.

2.	Definition of Emerging Markets

Comment: Name the Western European countries that the Fund does not consider to be emerging markets countries.

Ms. Patricia Williams

March 25, 2008

Response: Disclosure has been added to the “Goal and Principal Strategies” section of the Prospectus directing investors to the Prospectus’ Investment Glossary where all the countries (including any Western European countries) that the Fund does not consider to be emerging markets countries are listed.

3.	Country Allocation

Comment: If the Fund intends that “no more than 65% of the Fund’s equity securities may be invested in securities of issuers in one country at any given time,” state this in the “Summary” section and provide additional disclosure regarding the risks of investing more than 25% of the Fund’s assets in one country.

Response: The amount of the Fund’s equity securities that “may be invested in securities of issuers in one country at any given time” has been decreased from 65% to 50% and the disclosure has been revised accordingly. Further, disclosure about the amount of equity securities that may be invested in any one country and the associated risks of investing a significant portion of Fund assets in any one country has been added to the “Summary” section as requested.

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If you have any questions regarding these responses, please call me at (312) 609-7753.

Very truly yours,

/s/ John S. Marten

John S. Marten

JSM/vyt

cc:	Terence M. Sullivan (William Blair & Company L.L.C.)
Richard W. Smirl (William Blair & Company L.L.C.)
Maureen A. Miller (Vedder Price P.C.)